SEC
Mail Processing
Section

FEB 29 2008

Washington, DC
101

08031876

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44198

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Vista Management Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3101 Sessions Road
(No. and Street)

Tallahassee (City) Florida (State) 32303 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Debra Tougas 850 425-6200
(Area Code Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kirkland, Russ, Murphy & Tapp
(Name – *if individual, state last, first, middle name*)

13577 Feather Sound Drive Ste 400 (Address) Clearwater (City) Florida (State) 33762 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 03 2008
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Debra Tougas, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Vista Management Company, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

n/a

Hollis N. Hance
Commission # DD347959
Expires October 11, 2008
Bonded Troy Fain - Insurance, Inc 800-385-7019

Debra Tougas
Signature

CFO
Title

Hollis N. Hance
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VISTA MANAGEMENT COMPANY

Financial Statements
and Supplementary Information
[redacted]

December 31, 2007
(With Independent Certified Public Accountants' Report Thereon)

VISTA MANAGEMENT COMPANY

CONTENTS

KIRKLAND, RUSS,
MURPHY & TAPP
CERTIFIED PUBLIC ACCOUNTANTS
A Professional Association

Report of Independent Certified Public Accountants

To the Board of Directors and the Shareholder of
Vista Management Company:

We have audited the accompanying statement of financial condition of Vista Management Company (the Company) (a wholly-owned subsidiary of Fringe Benefits Management Company) as of December 31, 2007, and the related statements of income, changes in shareholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements and the schedules referred to below are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Vista Management Company as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I - III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. This information has been subjected to the auditing procedures applied in the audit of the basic financial statements and in our opinion is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Kirkland, Russ, Murphy & Tapp, P.A.

February 15, 2008
Clearwater, Florida

13577 Feather Sound Drive, Suite 400, Clearwater, FL 33762-5539 ▪ Tel - 727.572.1400 – 813.879.1400 ▪ Fax - 727.571.1933 ▪ www.KRMTCPA.com

VISTA MANAGEMENT COMPANY

Statement of Financial Condition

December 31, 2007

Assets

Cash	$	385,426
Accounts receivable		120,310
Total assets	$	505,736

Liabilities and Shareholder's Equity

Liabilities:		
Accounts payable and accrued expenses	$	41,480
Due to Parent		30,902
Accounts payable to related parties		9,941
Unearned revenue		2,796
Total liabilities		85,119
Shareholder's equity:		
Common stock, $.01 par value 500 shares authorized, issued and outstanding		5
Paid-in capital		130,006
Retained earnings		290,606
Total shareholder's equity		420,617
Total liabilities and shareholder's equity	$	505,736

The accompanying notes are an integral part of these financial statements.

VISTA MANAGEMENT COMPANY

Statement of Income

For the Year Ended December 31, 2007

Revenues	$ 1,282,939
Expenses:	
Employee compensation	250,271
Administrative expenses	613,869
Total expenses	864,140
Income before income taxes	418,799
Provision for income taxes	159,144
Net income	$ 259,655

The accompanying notes are an integral part of these financial statements.

VISTA MANAGEMENT COMPANY

Statement of Changes in Shareholder's Equity

For the Year Ended December 31, 2007

		Common Stock	Paid-in Capital	Retained Earnings	Total Shareholder's Equity
Balance, December 31, 2006	$	5	85,313	30,951	116,269
Net income		-	-	259,655	259,655
Contributions from Parent Company		-	44,693	-	44,693
Balance, December 31, 2007	$	5	130,006	290,606	420,617

The accompanying notes are an integral part of these financial statements.

VISTA MANAGEMENT COMPANY

Statement of Cash Flows

For the Year Ended December 31, 2007

Cash flows from operating activities:		
Net income	$	259,655
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in assets and liabilities:		
Increase in accounts receivable		(16,112)
Change in due from/to Parent Company		83,810
Decrease in accounts payable and accrued expenses		(11,428)
Decrease in accounts payable to related parties		996
Decrease in unearned revenue		(5,909)
Net cash provided by operating activities		311,012
Cash flows from financing activities:		
Capital contribution from Parent Company		44,693
Net cash provided by financing activities		44,693
Net increase in cash		355,705
Cash, beginning of year		29,721
Cash, end of year	$	385,426

The accompanying notes are an integral part of these financial statements.

(1) Nature of Business and Significant Accounting Policies

(a) Basis of Presentation and Nature of Business

Vista Management Company (the Company or VMC) operates as a broker/dealer in securities and is registered with the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers, Inc. (NASD). VMC's business consists of the sale and management of participation interests in contributory retirement plans qualified under Internal Revenue Code Section 401(k). The Company is a wholly-owned subsidiary of Fringe Benefits Management Company (FBMC or the Parent Company) and is located in Tallahassee, Florida. The Company is exempt from SEC Rule 15c3-3 pursuant to section k(2)(ii) of that rule.

During 2007, the NASD merged with the member regulation, enforcement and arbitration functions of the New York Stock Exchange creating The Financial Industry Regulation Authority (FINRA).

(b) Use of Estimates In Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c) Net Capital Rule

The Company is subject to SEC Rule 15c3-1 (the Net Capital Rule), which requires among other matters, that the Company's aggregate indebtedness, as defined, not exceed 1,500 percent of net capital, as defined. As of December 31, 2007, the Company's defined net capital was $300,307. The minimum net capital, as defined, was $250,000 at December 31, 2007. The Company had $85,119 in aggregate indebtedness as of December 31, 2007. The Company was not in compliance with the Net Capital Rule at certain times during 2007. This non-compliance resulted from the $400,000 corporate guarantee provided to FBMC (see Note 4) and the SEC's determination that the Company is in receipt of customer funds which created a $250,000 minimum net capital requirement pursuant to SEC Rule 15c3-1(a)(2)(i). During 2007, upon discovery of the deficiencies, the Company made all required notifications under NASD rules, obtained a formal release from the $400,000 corporate guarantee, suspended the transfer of administrative fees to FBMC (see Note 2), and received capital contributions of $44,693 from FBMC to cure the non-compliance. The Company was in compliance with the Net Capital Rule at December 31, 2007 and is currently working to amend the administrative and trust agreements to alleviate the $250,000 net capital requirement.

(1) Nature of Business and Significant Accounting Policies - Continued

(d) Revenue Recognition

Revenues are recorded on the accrual basis in the periods the services are performed.

(e) Cash and Cash Equivalents

The Company considers all investments with an original maturity date of three months or less to be cash equivalents.

The Company maintains cash balances in insured financial institutions. From time-to-time, balances may exceed amounts insured by the Federal Deposit Insurance Corporation.

(2) Related-Party Transactions

By agreement with FBMC, the Company transfers administrative fees received from the 401(k) plans to the Parent Company. Some expenses related to VMC are paid by FBMC. These amounts are recorded net within a due from/to Parent Company balance. On at least an annual basis, the Parent Company and VMC will decide whether the accumulated due from/to Parent Company balance, if any, will be paid or will be considered a distribution or contribution of capital. No balances from the Parent were deemed distributions or contributions for the year ended December 31, 2007.

During 2007, FBMC allocated $260,766 of overhead expenses, including rent, utilities, telephone, etc., to the Company, which is included in administrative expenses in the accompanying statement of income.

The Company has agreements with the primary shareholder of FBMC to serve as investment manager of the plan assets, as well as an employee of FBMC to serve as management advisor of VMC. Under the agreements, the investment manager and management advisor receive annual fees of .04 percent and .03 percent of plan assets, respectively, which is computed and paid monthly. The total amount expensed by the Company under the agreements during 2007 was $115,488. These balances are included in employee compensation and administrative expenses in the accompanying statement of income. As of December 31, 2007, $9,941 is due the investment manager and management advisor and is included in accounts payable to related parties in the accompanying statement of financial condition.

(3) Income Taxes

The Company's earnings are included in the consolidated income tax returns filed by FBMC. During 2007, FBMC allocated income tax expense to the Company using the separate return method. The amount allocated for 2007 was $159,144 of which $6,262 was payable and included in due to Parent at December 31, 2007.

(4) Corporate Guarantee

Effective January 1, 2006, FBMC acquired the stock of 21st Century Health and Benefits, Inc. in a purchase transaction. As part of the purchase, FBMC executed a $5,600,000 5-year term loan with a financial institution, which has been guaranteed by FBMC and its wholly-owned subsidiaries, including VMC. VMC was responsible for a maximum of $400,000 of the guarantee as of December 31, 2006. On August 30, 2007, VMC was formally released from this corporate guarantee.

(5) Concentrations

The Company provides 401(k) administration to six school districts in Florida. One of the school districts accounted for approximately 86% of the assets that the Company administers. An adverse change in the Company's relationship with this school district could negatively affect the Company's revenue which is based on a percentage of assets under its administration.

SUPPLEMENTARY INFORMATION

VISTA MANAGEMENT COMPANY

Computation of Net Capital Pursuant to Rule 15c3-1

As of December 31, 2007

Minimum net capital requirement:		
Shareholder's equity	$	420,617
Less – Non-allowable assets		120,310
Net capital		300,307
Minimum net capital required		250,000
Excess of net capital	$	50,307
Aggregate indebtedness standard:		
Maximum debt allowed 1,500% of net capital	$	4,504,605
Aggregate indebtedness		85,119
Debt available under aggregate indebtedness standard	$	4,419,486
Ratio of aggregate indebtedness to net capital		28%

See accompanying report of independent certified public accountants.

VISTA MANAGEMENT COMPANY

Reconciliation of Computation of Net Capital to Company's Corresponding Unaudited Form X-17 A-5, Part IIA Filing, Pursuant to Rule 15c3-1

As of December 31, 2007

There are no material differences between the Company's computation of net capital and the computation contained herein.

VISTA MANAGEMENT COMPANY

Computation for Determination of Reserve Requirements and Information Relating to the Possession or Control Requirements Pursuant to Exemptive Provision of Rule 15c3-3

As of December 31, 2007

At December 31, 2007, as well as during the year then ended, the Company was not required to make the Computation for Determination of Reserve Requirements or provide information Relating to the Possession or Control Requirements pursuant to Rule 15c3-3, as it is exempt under Section (k)(2)(ii) of Rule 15c3-3.

KIRKLAND, RUSS, MURPHY & TAPP
CERTIFIED PUBLIC ACCOUNTANTS
A Professional Association

Report of Independent Certified Public Accountants on Internal Control Required by Rule 17a-5

To the Board of Directors and the Shareholder of
Vista Management Company:

In planning and performing our audit of the financial statements and supplementary schedules of Vista Management Company (the Company), as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements and supplementary schedules, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

13577 Feather Sound Drive, Suite 400, Clearwater, FL 33762-5539 ▪ Tel - 727.572.1400 – 813.879.1400 ▪ Fax - 727.571.1933 ▪ www.KRMTCPA.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we noted the following matters involving internal control and its operation that we consider to be material weaknesses as defined above. These conditions were considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements and supplementary schedules of Vista Management Company for the year ending December 31, 2007 and this report does not affect our report thereon dated February 15, 2008.

During 2007, the Company was out of compliance with minimum net capital requirements due to their failure to recognize a corporate guarantee provided to its Parent Company as a reduction of net capital. Additionally, the Company failed to recognize the appropriate $250,000 minimum net capital requirements pursuant to SEC Rule 15c3-1(a)(i).

During September 2007, the Company regained compliance with the net capital requirements when they were formally removed from the corporate guarantee (August 30, 2007) and received capital contributions from FBMC.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kirkland, Russ, Murphy & Tapp, P.A.

February 15, 2008
Clearwater, Florida

END